Quarterly Earnings Report                           October 26, 2007
3Q07

Operating Income and Operating Income plus Depreciation and Amortization Increased 2.96% and 4.71%, Respectively

Financial Highlights:
(All figures are expressed in millions of pesos as of September 30, 2007. Comparisons are made with the same period of 2006, unless otherwise stated. Figures may vary due to rounding practices. “bp” stands for basis points)

o Sales in the quarter amounted to $5,821.95 million
o Gross income rose 1.70%
o Gross margin in the quarter was 9.27%
o Operating expenses in the quarter increased by 0.93%
o Operating income increased by 2.96%
o Operating margin was 3.56%
o Net income was $184.21 million, an increase of 13.57%
o Cash and cash equivalents at the end of the period was $368.34 million

Mexico City, Mexico, October 26, 2007. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announced today its consolidated financial and operating results for the third quarter of 2007.

QUARTERLY EARNINGS

NET SALES

In the third quarter of 2007, GCS sales totaled $5,821.95 million, an increase of 0.33%.

Our divisions of Government Pharma and Health, Beauty, Consumer Goods, General Merchandise and Others grew by 7.15% and 2.98%, respectively, versus the third quarter of 2006. The growth in Health, Beauty, Consumer Goods, General Merchandise and Others division was due to greater volume sales, which offset a lower average unit price. In the case of the Government Pharma division, the increase in sales reflects a higher participation in bidding processes during the quarter.

Publications sales declined 1.53% due to lower prices, despite the fact that the number of items sold increased 10.10%. Sales in the Private Pharma division decreased marginally, by 0.13%, as a result of the competitive environment that GCS faced in the market.

The sales mix was not altered significantly. Private Pharma sales represented 83.27% of total sales, Government Pharma accounted for 3.46%, Health, Beauty, Consumer Goods, General Merchandise and Others totaled 9.33% and Publications the remaining 3.94%.

SALES BY DIVISION

PRIVATE PHARMA

Sales in the Private Pharma division declined marginally, by 0.13%, as a result of the competitive environment that GCS faced in the marketplace, which had an unfavorable impact on the number of items sold during the quarter. Sales reached $4,847.80 million, representing 83.27% of the Group’s total sales.

GOVERNMENT PHARMA

Sales of Government Pharma rose 7.15% to reach $201.63 million. This was mainly due to a higher participation in bidding processes during the quarter.

As a result, Government Pharma increased its participation with respect to total sales, from 3.24% in 3Q06 to 3.46% this quarter.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in this division totaled $543.26 million during the quarter, an increase of 2.98% compared to 3Q06.

The growth in this division was due to higher sales volume, which offset the decline in average unit prices during the period.

PUBLICATIONS

Citem’s sales decreased 1.53% as a result of a lower average price and despite the fact that the number of items sold during the period increased approximately 10.10%.

Publications sales as a percentage of total sales declined from 4.01% in 3Q06 to 3.94% in the third quarter of 2007.

Division % of sales
Private Pharma 83.27%

Government Pharma 3.46%
Health, Beauty, Consumer Goods, General Merchandise and Other

9.33%
Publications 3.94%
TOTAL 100.00%

GROSS INCOME

During the third quarter of the year, Grupo Casa Saba’s gross income grew 1.70% to reach $539.76 million. Despite the highly competitive environment that has been discussed in previous reports, the Company was able to increase its gross margin to 9.27% during the third quarter of 2007, which compares favorably to the margin of 9.15% registered during the same period of 2006.

OPERATING EXPENSES

The Company’s operating expenses rose marginally, by 0.93%, due to the 2.47% increase in sales expenses. Operating expenses as a percentage of sales grew from 5.67% in the third quarter of 2006 to 5.71% in 3Q07. However, Grupo Casa Saba continued to implement cost reduction programs and, as a result, was able to lower its administrative expenses.

OPERATING INCOME

Operating income grew by 2.96% to reach $207.40 million pesos. The operating margin was 3.56%, which is 9 b.p. higher than the margin that was registered during the same quarter of 2006.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 3Q07 was $235.72 million, increasing 4.71% from the same period of the previous year. Depreciation for the quarter totaled $28.32 million, an increase of 19.60%.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the third quarter of 2007 reached $368.34 million. The reduction in cash was due to higher working capital expenditures.

COMPREHENSIVE COST OF FINANCING

During the third quarter of 2007, GCS’s comprehensive cost of financing of $13.33 million was higher than the $3.79 million of 3Q06, as a result of lower interest income.

OTHER EXPENSES (INCOME)

During the third quarter of 2007, the Company registered an income of $72.70 million in other expenses (income). This amount reflects the recovery of taxes from past periods.

It is worth noting that expenses (income) from this line item reflect activities that are distinct from the company’s everyday business operations.

TAX PROVISIONS

During the third quarter of 2007, tax provisions rose to $82.56 million. This increase was primarily the result of a reduction in deferred income taxes, related to the recovery of taxes from past periods.

NET INCOME

GCS’s net income during the third quarter of 2007 was $184.21 million, an increase of 13.57% versus the $162.19 million from 3Q06. The net margin for the period was 3.16%, which compares favorably to the 2.80% posted during the same period of 2006.

WORKING CAPITAL

During the quarter, the Group’s accounts receivable and inventory days increased by 3.8 and 6.1 days compared to 3Q06, to reach 62.1 and 57.4 days, respectively. Our accounts payable days also increased slightly, by 0.8 days, compared to 3Q06. Accounts payable days for the period were 48 days.

The 265.4 million shares issued by Grupo Casa Saba are listed in the Mexican Stock Exchange and its ADRs in the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA          IR Communications:
Rodrigo Echagaray, IRO         Jesús Martínez Rojas
+52 (55) 5284-6672             +52 (55) 5644-1247
rechagar@casasaba.com       jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
Figures expressed in thousands of pesos of purchasing power as of September 2007

	Jan-Sept		Jan-Sept		Variation		Jul-Sept		Jul-Sept		Variation
Income Statement NET SALES COST OF SALES Gross Profit Operating Expenses Sell Expenses Administration Expenses OPERATING EXPENSES	2006 17,384,276 15,756,443 1,627,832 382,779 619,511 1,002,290	% of sales 100.00% 90.64% 9.36% 2.20% 3.56% 5.77%	2007 17,755,601 16,105,277 1,650,324 403,888 602,391 1,006,279	% of sales 100.00% 90.71% 9.29% 2.27% 3.39% 5.67%	$ 371,325 348,833 22,492 21,109 -17,120 3,989	% 2.14% 2.21% 1.38% 5.51% (2.76%) 0.40%	2006 5,802,610 5,271,875 530,735 126,548 202,744 329,292	% of sales 100.00% 90.85% 9.15% 2.18% 3.49% 5.67%	2007 5,821,954 5,282,197 539,757 129,671 202,688 332,359	% of sales 100.00% 90.73% 9.27% 2.23% 3.48% 5.71%	$ 19,344 10,322 9,021 3,123 -56 3,067	% 0.33% 0.20% 1.70% 2.47% (0.03%) 0.93%

Operating Income COMPREHENSIVE COST OF FINANCING Interest Paid Interest (Earned) Exchange Loss (Gain) Monetary Position (gain) Comprehensive Cost of Financing	625,542 7,920 -26,880 -1,488 12,600 -7,848	3.60% 0.05% (0.15%) (0.01%) 0.07% (0.05%)	644,045 8,789 -13,867 1,526 14,342 10,790	3.63% 0.05% (0.08%) 0.01% 0.08% 0.06%	18,503 869 13,013 3,015 1,741 18,638	2.96% 10.97% (48.41%) (202.55%) 13.82% (237.49%)	201,444 2,514 -12,818 32 14,063 3,790	3.47% 0.04% (0.22%) 0.00% 0.24% 0.07%	207,398 2,457 -4,576 -353 15,806 13,334	3.56% 0.04% (0.08%) (0.01%) 0.27% 0.23%	5,954 -57 8,242 -384 1,743 9,544	2.96% (2.27%) (64.30%) (1208.41%) 12.40% 251.79%

OTHER EXPENSES (INCOME), net NET INCOME BEFORE TAXES	-28,565 661,955	(0.16%) 3.81%	-95,595 728,850	(0.54%) 4.10%	-67,030 66,895	234.66% 10.11%	-1,703 199,356	(0.03%) 3.44%	-72,700 266,763	(1.25%) 4.58%	-70,997 67,407	4168.48% 33.81%

PROVISIONS FOR: Income Tax Asset Tax Deferred Income Tax Profit sharing due Deferred Profit sharing due Total taxes Net Income Before Extraordinary Items Extraordinary Items (Income) Net Income	243,693 0 -97,095 0 0 146,598 515,357 1,142 514,215	1.40% 0.00% (0.56%) 0.00% 0.00% 0.84% 2.96% 0.01% 2.96%	217,905 0 -18,814 0 0 199,091 529,759 0 529,759	1.23% 0.00% (0.11%) 0.00% 0.00% 1.12% 2.98% 0.00% 2.98%	-25,788 0 78,281 0 0 52,493 14,402 -1,142 15,544	(10.58%) 0.00% (80.62%) 0.00% 0.00% 0.00% 2.79% 0.00% 3.02%	100,613 0 -64,591 0 0 36,022 163,335 1,142 162,193	1.73% 0.00% (1.11%) 0.00% 0.00% 0.62% 2.81% 0.02% 2.80%	94,262 0 -11,707 0 0 82,555 184,209 0 184,209	1.62% 0.00% (0.20%) 0.00% 0.00% 1.42% 3.16% 0.00% 3.16%	-6,351 0 52,884 0 0 46,533 20,874 -1,142 22,016	(6.31%) 0.00% (81.88%) 0.00% 0.00% 129.18% 12.78% (100.00%) 13.57%

Depreciation and Amortization Operating income plus Depreciation and Amortization	76,715 702,257	0.44% 4.04%	79,072 723,117	0.45% 4.07%	2,357 20,860	3.07% 2.97%	23,680 225,123	0.41% 3.88%	28,322 235,720	0.49% 4.05%	4,642 10,596	19.60% 4.71%

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Figures expressed in thousands of Mexican Pesos as of September 2007

ITEM	September 2007	September 2006	Variation ($)
TOTAL ASSETS

CURRENT ASSETS
CASH AND CASH EQUIVALENTS
ACCOUNTS RECEIVABLE (NET)
INTERCOMPANY
OTHER ACCOUNTS RECEIVABLE (NET)
INVENTORIES
OTHER CURRENT ASSETS
LONG TERM
ACCOUNTS RECEIVABLE
INVESTMENTS IN EQUITY SHARES AND
UNCONSOLIDATED SUBSIDIARIES
OTHER INVESTMENTS
NET PROPERY, PLANT AND EQUIPMENT
PROPERTY
MACHINERY AND EQUIPMENT
OTHER EQUIPMENT
ACCUMULATED DEPRECIATION
BUILDINGS IN PROCESS
DEFERRED ASSETS (NET)
OTHER ASSETS

TOTAL LIABILITIES

CURRENT LIABILITIES
ACCOUNTS PAYABLE
BANK DEBT
DEBT SECURITIES
ACCRUED TAXES
OTHER CURRENT LIABILITIES
LONG TERM LIABILITIES
BANK DEBT
DEBT SECURITIES
OTHER DEBT
DEFERRED LIABILITIES
OTHER LIABILITIES

SHAREHOLDER'S EQUITY

MINORITY STOCKHOLDER'S EQUITY
MAJORITY STOCKHOLDER'S EQUITY
PAID-IN CAPITAL
CAPITAL STOCK
RESTATEMENT IN CAPITAL STOCK
PREMIUM ON STOCK SOLD
RESERVE FOR RESTATEMENT ON SHAREHOLDER'S EQUITY
CAPITAL INCREASE (DECREASE)
CUMMULATIVE RESULTS AND EQUITY RESERVE
RESERVE FOR SHARES REPURCHASE
OVERAGE (DEFICIT) ON RESTATEMENT ON STOCKHOLDER'S EQUITY
NET INCOME

9,520,292

8,019,910
368,343
4,019,736

250,413
3,367,812
13,606

1,158,526
1,287,817
406,114
524,671
1,060,076

162,173
179,683

3,752,906

3,047,628
2,873,036
-
-
7,735
166,857
-
-
-
-
-
705,278

5,767,386

5,767,386
1,963,778
167,903
939,081
856,794
-
3,803,608
4,690,175
1,046,433
-2,462,759
529,759

9,084,525

7,669,237
608,828
3,758,396

205,161
3,001,404
95,448

1,112,445
1,234,325
402,037
486,318
1,010,235

161,539
141,304

3,887,155

3,080,428
2,868,636
-
-
6,730
205,062
-
-
-
-
-
806,727

5,197,370

5,197,370
1,963,778
167,903
939,081
856,794
-
3,233,592
3,952,936
1,046,433
-2,279,992
514,215

435,767

350,673
-240,485
261,340

45,252
366,408
-81,842

46,081
53,492
4,077
38,353
49,841

634
38,379

-134,249

-32,800
4,400
-
-
1,005
-38,205
-
-
-
-
-
-101,449

570,016

-
570,016
-
-
-
-
-
570,016
737,239
-
-182,767
15,544